MECHEL REPORTS 2016 OPERATIONAL RESULTS

Moscow, Russia – February 13, 2017 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2016 operational results.

Production and sales for 2016

Production:

	2016, thousand	2015, thousand		4Q2016, thousand	3Q2016, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-mine coal	22,683	23,181	-2	5,596	5,559	1

Pig iron	4,053	4,065	0	1,041	968	+8

Steel	4,252	4,321	-2	1,125	1,019	+10

Sales:

	2016, thousand	2015, thousand		4Q2016, thousand	3Q2016, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Coking coal
concentrate	8,664	8,215	5	2,172	2,021	7

Including coking coal concentrate supplied to third parties	5,784	5,246	10	1,554	1,320	18

PCI	1,620	2,251	-28	303	383	-21

Including PCI supplied to third parties	1,620	2,251	-28	303	383	-21

Anthracites	1,771	2,076	-15	406	457	-11

Including anthracites supplied to third parties	1,519	1,816	-16	354	389	-9

Steam coal	6,994	6,564	7	1,631	1,788	-9

Including steam coal supplied to third parties	5,927	4,880	21	1,384	1,511	-8

Iron ore concentrate	2,744	2,806	-2	666	736	-10

Coke	2,839	2,911	-3	687	703	-2

Including coke supplied to third parties	894	985	-9	183	226	-19

Ferrosilicon	79	81	-2	20	20	0

Long rolls	2,988	2,743	9	730	758	-4

Flat rolls	494	478	3	141	99	+43

Hardware	665	692	-4	167	167	0

Forgings	38	54	-30	8	11	-30

Stampings	75	67	12	20	18	12

Electric power generation (thousand kWh)	3,378,220	4,137,441	-18	904,107	759,347	19

Heat power generation (Gcal)	5,730,268	5,666,382	1	1,959,645	665,048	195

Key investment projects progress

Universal rolling mill:

	2016, thousand	2015, thousand		4Q2016, thousand	3Q2016, thousand
	tonnes	tonnes	%	tonnes	tonnes	%
Rails, beams and
shapes	517	175	195	160	144	11

Elga coal complex:

	2016, thousand	2015, thousand		4Q2016, thousand	3Q2016, thousand
	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-mine coal	3,726	3,952	-6	842	872	-3

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 2016 operational results:

“Global coal prices have reached new lows in 2015, prompting experts to unanimously forecast an equally difficult 2016. After the third quarter, few cared to remember those forecasts, as spot prices for the coal producers’ main benchmark — premium coking coal FOB Australia — went up by 190% by the end of the year. As a result, coal won the status of the most efficient commodity of the year. In our view, the coal market in this accounting period was almost entirely under China’s influence. Chinese authorities undertook a program of reducing the number of domestic producers, halting half of its 500 million tonnes of excessive production capacities by the end of 2016. The prices were also hiked up by unfavorable weather conditions and transport infrastructure problems in China and Australia. The price rally made the export market particularly attractive for commercial deals. The Group’s sales subsidiaries took on a proactive position on this issue, and in the fourth quarter we significantly increased our coal export sales to benefit from the favorable trend. In 4Q2016, nearly half of all exported coal was shipped in accordance with updated prices on the existing contracts, while the other half was sold on spot deals, with exports accounting for nearly 85% of all coal sales to third parties. We also consider as positive the increase of coking coal mining at the Elga deposit which now accounts for 75% of all coal production. Starting in September and until the end of the year, Elga’s products were sold exclusively to export.

“We increased sales of coking coal concentrate, our chief product, by 5% year-on-year. In 4Q2016 we also redistributed our coking coal concentrate sales in favor of the more profitable Asian markets, which enabled us to sell an additional 400,000 tonnes of concentrate to Asia Pacific and improve our quarterly results.

“The 28-percent slump in PCI sales was due to two reasons. First, due to difficult mountainous and geological conditions, the volume of overburden removal at Krasnogorsky Open Pit increased, which affected PCI sales. Also, in 2015 we have been optimizing our stock balance, and our coal stock reserves went down nearly triple. At the same time we were meeting all our long-term contract obligations in full. Anthracite sales had negative dynamics (-15%) due to our reconsidering contract terms with our key European client decreasing supplies.

“The seven-percent increase in steam coal sales is due to sales of coal accumulated in our storages since 2015 and re-orientation of sales from the domestic market to the foreign ones. Due to a flexible sales policy we managed to increase steam coal sales to third parties by more than a million tonnes. This positive dynamics can be seen on all our export lines.

“Practically all iron ore concentrate produced at Korshunov Mining Plant was shipped to Chelyabinsk Metallurgical Plant to replace third-party supplies of steelmaking materials.

“The domestic coke market remains in surplus, which had its effect on a slight decrease of our sales (-3%) in 2016. We continue to search for new sales opportunities both domestically and internationally.

“Our company’s steel division maintained pig iron production at the same level. A slight decrease in steel production (-2%) was due to the increased share of steel production for the more labor-intensive assortment of high-margin products.

“In 2016 we increased by 195% sales of high-margin product types produced at the universal rolling mill. This includes sale of 304,000 tonnes of rails, with 270,000 tonnes shipped to Russian Railways. By now, the mill has mastered production of some 30 type sizes, and we will continue to expand our product range.

“Long rolls sales went up by 9% primarily due to the increase of sales of the universal rolling mill’s high value-added products. In 2016 the steel division also increased sales of rebar both domestically and in Europe.

“Flat rolls sales were maintained on a stable level, with a three-percent increase due to Mechel’s steel trade network’s European subsidiaries expanding their sales. We should also note that in 4Q2016 we managed to boost sales of such a high-margin product as flat stainless rolls by nearly a third.

“The four-percent decrease in hardware sales was due to a slump in construction and as a result weaker demand for wire on the domestic market. Nevertheless, Beloretsk Metallurgical Plant succeeded in import substitution, increasing sales of high-strength types of wire and ropes for construction and oil industries.

“The slump of demand in Europe affected the dynamics of forgings sales (-15%). The 12-percent increase in stampings sales came as Russian wagon-building industry picked up after the ban on life extension for outdated rolling stock came into force. Wagon overhaul facilities increased procurement of wagon axles.

“In 2016 Mechel’s power division generated 18% less electricity than in 2015, as production volumes at Southern Kuzbass Power Plant went down due to repairs of key facilities as part of preparation for the fall-winter maximum load. These planned repairs will enable the division to increase electricity generation by nearly a third this year. Heat generation remained at the same level and went up by 1% due to an additional calendar day in the 2016 leap year.”

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 66,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.